[AKERMAN SENTERFITT LETTERHEAD]
March 12, 2007
VIA EDGAR AND HAND DELIVERY
Jay Williamson, Esq.
Division of Corporation Finance
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	Coconut Palm Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
File No. 333-137386
Filed September 15, 2006 File No. 333-137386
Dear Mr. Williamson:
     As we discussed, in connection with the Company’s anticipated filing of its Amendment No. 4 to the above-mentioned Registration Statement, please find enclosed (1) a draft response letter and (2) selected Marked pages to the draft Amendment No 4. Specifically, we have only provided marked pages relating to comments 1,3,5 and 7. Thank you for your review of the enclosed. We look forward to hearing from you later today.
Sincerely,

AKERMAN SENTERFITT

/s/ Scot Patrick O’Brien
Scot Patrick O’Brien
(Licensed in Florida Only)

Enclosures

Arkansas law requires it to resubmit both the amended merger proposal and settlement proposal to its shareholders for approval. Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. Based on the material amendments to the merger agreement, EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement, which revote is permitted to replace and supercede the June 15, 2006 vote. EBC also believes it is advisable under Arkansas law to provide additional disclosure to EBC shareholders concerning the status of a shareholder lawsuit relating to the merger.
Will the second EBC shareholder vote replace the first vote?
      Yes. EBC will hold a special meeting of its shareholders to effectively revote both the merger proposal and the settlement proposal. The vote taken at this special meeting will completely replace the first vote taken on June 15, 2006, and will determine whether EBC proceeds with the merger. Except as set forth in the following paragraph with respect to the reelection of Messrs. Luken and Becker to EBC board of directors, the initial shareholder vote has been abandoned and will not be counted or utilized in any way by EBC in connection with the proposed merger and related transactions. EBC shareholders will have the right to dissent from the merger and exercise their appraisal rights under Arkansas law.
Will the vote taken at EBC’s 2006 annual meeting of shareholders be counted for any purpose?
      The vote to elect directors at EBC’s 2006 annual meeting is effective solely for purpose of reelecting Henry G. Luken, III and Robert Becker to EBC’s board of directors. The vote taken on the merger proposal and the settlement proposal has been abandoned and will be replaced by the second vote at the special meeting of shareholders to be called by EBC’s board of directors.
What is being voted on at the EBC special meeting?
      There are three proposals on which the EBC shareholders are being asked to vote. The first proposal is to approve the merger of EBC with and into Coconut Palm pursuant to the merger agreement, as amended. This is also referred to as the merger proposal.
      The second proposal is to consider and vote on the termination and buy-out of a management agreement between EBC and Arkansas Media, LLC, which we refer to as Arkansas Media, and certain other matters as further described in a purchase and settlement agreement, dated April 7, 2006, between EBC, Arkansas Media and certain individuals, which we refer to as the settlement agreement. If the settlement agreement is approved, Arkansas Media would receive $3,200,000 in cash, and 640,000 newly issued shares of EBC’s Class A common stock (valued at $4,800,000) in consideration for termination of a management agreement. This issuance of additional shares of stock would be effective before the merger, and, as a result, these parties would also receive their pro rata portion of the merger consideration. This proposal is referred to as the settlement proposal. A description of the settlement agreement can be found in “The Agreement and Plan of Merger — Settlement Agreement” beginning on page 50.
      The third proposal is to consider and vote on the ratification of a new management services agreement between EBC and Arkansas Media, which will become effective only in the event that the merger does not close and the merger agreement is terminated. Based on events arising in the shareholder litigation, EBC’s Board of Directors deemed it advisable to request a separate shareholder ratification of a revised management agreement with Arkansas Media in the event that the merger with Coconut Palm is not consummated. Therefore, at the EBC special meeting of shareholders, a new management services agreement between EBC and Arkansas Media will be submitted for shareholder ratification. If ratified, the new management services agreement will replace the existing management agreement between EBC and Arkansas Media, dated June 1, 1998, only in the event that the merger is not consummated and the merger agreement between EBC and Coconut Palm is subsequently terminated. Additional information concerning this proposal and the vote required for ratification is being mailed separately by EBC.
      More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.

What percentage of the combined company’s voting interests will existing Coconut Palm stockholders own after the completion of the merger?
      After completion of the merger, through the issuance of additional Coconut Palm shares to EBC shareholders, Coconut Palm’s existing stockholders’ voting interest will be diluted from 100% to approximately 34.4% of the combined company’s voting interests assuming maximum approval, and approximately 30.5% of the combined company’s voting interests assuming minimum approval. The post-closing ownership level of existing Coconut Palm stockholders is not part of the 80% transaction requirement set forth in Coconut Palm’s final prospectus dated September 9, 2005 for its initial public offering. The requirement calls solely for the target to have a fair market value equal to at least 80% of Coconut Palm’s net assets immediately prior to the acquisition. Nonetheless, for informational purposes, the fair market value of Coconut Palm’s existing stockholders’ interest in the combined company on a post-closing basis is $74.5 million, assuming minimum approval representing 30.5% of the total post-closing voting interest, which is greater than 80% of the Net Assets of Coconut Palm of $39.1 million, as of September 30, 2006. The following table sets forth how the fair market value of Coconut Palm’s existing stockholder’s Post-Closing interest in the combined company was determined (in millions, except for percentages):

Assumed Stockholder Approval percentage	80%
EBC Equity Value as of Announcement	$205.3
plus 80% of Coconut Palm Net Assets as of September 30, 2006	$39.1
Total	$244.4
Post Closing Coconut Palm ownership percentage	30.5%
Fair Market Value of Coconut Palm’s existing shareholder’s interest post-closing	$74.5
How is Coconut Palm paying for the merger?
      Coconut Palm will use its common stock and preferred stock as well as $25,000,000 in cash held in the trust account from its initial public offering and $15,000,000 in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations to pay for the outstanding capital stock of EBC.
Do Coconut Palm stockholders have conversion rights? If so, how do they exercise them?
      If you hold shares of common stock issued in Coconut Palm’s initial public offering, or purchased following such offering in the open market, then you have the right to vote against the merger proposal and demand that Coconut Palm convert your shares of common stock into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held. These rights to vote against the merger and demand conversion of the shares into a pro rata portion of the trust account are sometimes referred to herein as conversion rights. The merger can still be consummated if no more than 19.99% of Coconut Palm stockholders elect to exercise their conversion right.
      If you wish to exercise your conversion rights, you must vote against the merger and, at the same time, demand that Coconut Palm convert your shares into cash. If, notwithstanding your vote, the merger is completed, then you will be entitled to receive a pro rata share of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, including any interest earned thereon through the date of the special meeting. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $5.62 per share. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares of common stock. You will only be entitled to receive cash for these shares if you tender your stock certificate to Coconut Palm. You must tender your stock certificate prior to the special meeting of stockholders by delivering the certificate, with written instructions requesting conversion, to Coconut Palm’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attention: Mark Zimkind, telephone (212) 845-3287. In your written instructions to Continental you must certify that you are the holder of record of the shares, that you have held the shares since the record date and will continue to be the owner of the shares through the closing date of the merger and that you request to convert the shares into the pro rata share of the trust account. Inquiries regarding conversion may be addressed to Continental. If you convert your shares of common stock, you will still have the right to exercise the warrants received as part of the units in accordance with the terms thereof. If the merger is not completed, then your shares will not be converted to cash at this time, even if you so elected. See “The Coconut Palm Special Meeting — Conversion Rights” beginning on page 72.
Do Coconut Palm stockholders have appraisal rights?
      Coconut Palm stockholders do not have appraisal or dissenters rights under the Delaware General Corporation Law in connection with the merger.
Do EBC shareholders have appraisal rights?
      Holders of EBC common stock who properly exercise their dissenters’ rights in accordance with Sections 4-27-1301 to 1331 of the ABCA are entitled to appraisal rights under the ABCA. Any shareholder of EBC may exercise dissenters’ rights only by delivering to EBC, before the vote of the EBC shareholders is taken on the proposed merger, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed merger is approved and effectuated, and the shareholder must not vote his or her shares in favor of the proposed merger, either in person at the EBC annual meeting or by proxy. A shareholder of EBC who does not satisfy these requirements as well as the other requirements of Sections 4-27-1301 to -1331 of the ABCA is not entitled to payment for his shares as a dissenting shareholder under the ABCA, and would be entitled to the consideration for his or her shares as provided in the merger agreement. Coconut Palm may terminate the merger agreement in the event that more than 5% of the outstanding EBC shares exercise their dissenters’ rights. See “The Merger Proposal — Appraisal or Dissenters’ Rights” beginning on page 87.
What happens to the funds deposited in the trust account after completion of the merger?
      Upon completion of the merger, Coconut Palm anticipates that there will be approximately $23,387,360 (assuming minimum approval) and $36,501,611 (assuming maximum approval) of funds remaining in the trust account after payment of amounts, if any, to stockholders requesting and exercising their conversion rights, that will be disbursed to Coconut Palm to be used in connection with the merger, to achieve revenue growth and for customary working capital purposes. Management of Coconut Palm estimates that the costs required to consummate the acquisition of EBC will be approximately $5,090,488.
      If the transaction with EBC is not consummated, an aggregate of approximately $2,702,444 will be due for claims or liabilities in excess of the net proceeds not held in the trust account. RPCP has agreed to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Coconut Palm for services rendered or contracted for or products sold to Coconut Palm in excess of the net proceeds of the offering not held in the trust account. Coconut Palm cannot guarantee that RPCP would be able to satisfy these obligations. If RPCP is unable to meet these obligations, Coconut Palm may be forced to liquidate. These factors raise substantial doubt about Coconut Palm’s ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm — Liquidity and Capital Resources” beginning on page 172.

groups, is required to approve the merger proposal. In addition, based on the existence of a possible director conflict of interest, the vote of a majority of a quorum of the shares of EBC Class A common stock held by disinterested parties are required to approve and ratify the merger agreement and the settlement proposal related thereto. In connection with the signing of the merger agreement, Univision, Sycamore, John Whitman, Henry Luken III, and Arkansas Media, representing in the aggregate 38% of the outstanding EBC Class A common stock and 100% of the outstanding EBC Class B common stock and EBC Series A preferred stock, executed voting agreements and proxies voting in favor of the merger and related transactions. On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for such merger. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders approved the merger. In response to a lawsuit initiated by an EBC shareholder, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement. The vote taken at the special meeting will supersede and replace the vote taken at the June 15, 2006 annual meeting. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.
Authority for Second EBC Shareholder Vote

On June 15, 2006 EBC held its annual meeting of shareholders. At that meeting, the EBC shareholders approved both the merger proposal and the settlement proposal. An amendment to the merger agreement was approved by the respective boards of directors of EBC and Coconut Palm on September 14, 2006 that increased the number of members of the board of directors of Coconut Palm following the closing, along with other amendments to the merger agreement. Arkansas law generally requires that each party to a contract consent to any amendments or modifications to that agreement. The affirmative vote of EBC’s shareholders approving the merger proposal on June 15, 2006 did not authorize EBC’s board of directors to unilaterally amend the merger agreement. EBC views the modifications contained in the second amendment as material amendments to the merger agreement requiring that the merger be resubmitted for approval by the EBC shareholders. Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. Based on the material amendments to the merger agreement, EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement, which revote is permitted to replace and supercede the June 15, 2006 vote. EBC also believes it is advisable under Arkansas law to provide additional disclosure to EBC shareholders concerning the status of a shareholder lawsuit relating to the merger. See “New Vote by EBC Shareholders” at end of Summary section for greater discussion of the new vote required by EBC shareholders.
      Because the settlement agreement is so interrelated with the closing of the merger, EBC’s board will also require a shareholder revote for approval of the settlement agreement. A copy of the second amendment to the merger agreement is attached as “Annex A-3.”
Conversion Rights
      Pursuant to Coconut Palm’s Certificate of Incorporation, as originally filed, a holder of shares of Coconut Palm’s common stock issued in the initial public offering, or purchased following such offering in the open market may, if the stockholder votes against the merger, demand that Coconut Palm convert such shares into cash. This demand must be made on the proxy card at the same time that the stockholder votes against the merger proposal. If properly demanded, upon consummation of the merger, Coconut Palm will convert each share of common stock as to which such demand has been made into a pro rata portion of the trust account which consists of approximately $64,630,034 as of September 30, 2006 of the net proceeds of Coconut Palm’s initial public offering are held, plus interest earned thereon after such date. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $5.62 per share. You will only be entitled to receive cash for of the lawsuit allege instances of improper self-dealing, including through a management agreement between EBC and Arkansas Media.
      In addition to requesting unspecified compensatory damages, the plaintiff also requested injunctive relief to enjoin the EBC annual shareholder meeting and the vote. An injunction hearing was not held before the EBC annual meeting regarding the merger so the meeting and shareholder vote proceeded as planned and the EBC shareholders approved the merger. On August 9, 2006, EBC’s motion to dismiss the lawsuit was denied. According to EBC, while EBC views the lawsuit as baseless, representatives of EBC have negotiated in good faith with plaintiff’s counsel in an attempt to settle the lawsuit. These negotiations did not result in a settlement agreement. Plaintiff, however, filed a “Motion to Enforce Settlement Agreement” on February 21, 2007, alleging that the parties reached an oral agreement to settle the lawsuit. EBC denies this allegation. EBC’s response is due by March 7, 2007, and no hearing on this motion has been scheduled. Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement.
     New Vote by EBC Shareholders
      On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for the merger, settlement agreement and election of two directors. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders voted in favor of the merger and related matters, as required under Arkansas law. A lawsuit concerning the merger and related matters was filed against EBC and its directors on June 14, 2006, and following the vote on the merger and related matters by the EBC shareholders, the merger agreement was materially amended on September 14, 2006 (described on the following page). In response to the EBC shareholder lawsuit, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement and the settlement agreement. The initial vote at the June 15, 2006 annual meeting, including any proxy delivered therewith, has been abandoned and will not be counted, or utilized in any way, in connection with the merger and under general Arkansas corporate law principles the vote to be taken at the new upcoming special meeting of EBC shareholders will be a new vote, superseding and replacing the vote taken at the June 15, 2006 annual meeting of EBC shareholders, except that the affirmative vote re-electing Mr. Luken and Mr. Becker to EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes it is required under Arkansas law to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger, and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation and extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007. Under Arkansas general corporate law principles shareholders must be provided with all information a shareholder would reasonably consider material in its investment decision in connection with the merger vote, and to that end the EBC board of directors has deemed it advisable to disclose to the EBC shareholders the current status of shareholder lawsuit challenging the merger. Also under Arkansas corporate law a material amendment to the material agreement of the transaction, such as occurred with the second amendment of the merger agreement increasing the number of directors of the combined company’s board of directors, among other changes, created a material change to a material agreement, and to that end EBC believes it is required to provide EBC shareholders with the opportunity to consider and vote upon the amended merger agreement. Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. Based on the material amendments to the merger agreement, EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement, which revote is permitted to replace and supercede the June 15, 2006 vote. In addition, Arkansas law generally requires that each party to a contract consent to any amendments on modifications to that agreement. The affirmative vote of EBC’s shareholders on the merger proposal on June 15, 2006 did not specifically authorize EBC’s board of directors to unilaterally amend the merger agreement. Furthermore, the EBC board of directors believes the new EBC shareholder vote on the merger will help ensure that all EBC shareholders receive adequate disclosure and time to consider the merger. The board of directors of EBC relied, in large part, on the advice of its Arkansas based counsel with respect to matters under Arkansas law and the board reached the decisions on how to proceed with the new vote based on such guidance as well as factors it determined important to proceed with the merger. See page 86, “EBC’s Reasons for Merger and Recommendation of the EBC Board.”
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/prospectus to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer by Coconut Palm of its securities in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” However, Coconut Palm believes that there has been no violation of Section 5 resulting in any material exposure to Coconut Palm, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, providing nearly 6 months from the time the EBC shareholder vote on the merger was abandoned around September 14, 2006; the EBC shareholders will base their new note on the merger on updated information contained in this Registration Statement; and Coconut Palm and EBC will only rely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material exposure or liability relating to Section 5 described above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm.”
      On September 14, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the second amendment to the merger agreement, providing for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in EBC’s maximum indebtedness to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007. The second amendment to the merger agreement is attached as “Annex A-3.”
      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.

An effective registration statement may not be in place when a Coconut Palm stockholder desires to exercise warrants, which would preclude the Coconut Palm stockholder from being able to exercise his, her or its warrants and cause those warrants to be practically worthless.
      The outstanding Coconut Palm warrants will become exercisable upon the completion of the merger. However, none of the outstanding Coconut Palm warrants will be exercisable, and we will not be obligated to net cash settle the warrants, unless at the time a holder seeks to exercise these warrants, a prospectus relating to the common stock issuable upon exercise of these warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of these warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of these warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, these warrants may have no value, the market for these warrants may be limited and these warrants may expire unexercised and worthless. Thus, in these instances, the purchaser of a unit purchased in our initial public offering would have paid the $6.00 purchase price for the one share of our common stock included in the unit.

We may choose to redeem our outstanding warrants when a prospectus relating to the common stock issuable upon exercise of such warrants is not current and the warrants are not exercisable, which may result in warrant holders receiving much less than fair value for the warrants or no value at all.
      We may redeem the warrants issued as a part of our units at any time in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to warrant holders. Redemption of the warrants could force the warrant holders to:

•	exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so;

•	sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.
      Further, if we redeem the warrants while the prospectus relating to the common stock issuable upon exercise of the warrants is not current, all warrant holders, including without limitation CPACW, LLLP, whose general partner is RPCP Investments, will not be able to exercise their warrants and may receive much less than fair value for the warrant or no value at all. In that event, CPACW, LLLP, who owns 2,000,000 warrants, would also receive much less than fair value for the warrants or no value at all.
Risks Related to the Offering

The first vote of EBC shareholders may have been an offer of Coconut Palm securities in violation of Section 5 of the Securities Act, which could result in recission payments to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed to be an investment decision by EBC shareholders constituting an offer by Coconut Palm of its securities. If so, then such an offer without an effective registration statement relating to the offered Coconut Palm securities or an applicable exemption from registration may have violated Section 5 of the Securities Act of 1933, which makes it unlawful to sell a security unless a registration statement as to the security is in effect. If the June 15, 2006 vote by EBC shareholders did constitute a violation of Section 5 of the Securities Act, and if EBC shareholders had received Coconut Palm securities based upon such vote, then such shareholder may have had the right to tender the Coconut Palm securities back to Coconut Palm in return for the consideration the EBC shareholder paid plus interest. For a further discussion of Coconut Palm’s potential exposure relating to Section 5 see page 21 under “Developments Since Execution of Merger Agreement — New Vote by EBC Shareholders.”

EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes it is required under Arkansas law to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger, and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation and extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007. Under Arkansas general corporate law principles shareholders must be provided with all information a shareholder would reasonably consider material in its investment decision in connection with the merger vote, and to that end the EBC board of directors has deemed it advisable to disclose to the EBC shareholders the current status of shareholder lawsuit challenging the merger. Also under Arkansas corporate law a material amendment to the material agreement of the transaction, such as occurred with the second amendment of the merger agreement increasing the number of directors of the combined company’s board of directors, among other changes, created a material change to a material agreement, and to that end EBC believes it is required to provide EBC shareholders with the opportunity to consider and vote upon the amended merger agreement. Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. Based on the material amendments to the merger agreement EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement which revote is permitted to replace and supercede the June 15, 2006 vote. In addition, Arkansas law generally requires that each party to a contract consent to any amendments on modifications to that agreement. The affirmative vote of EBC’s shareholders on the merger proposal on June 15, 2006 did not specifically authorize EBC’s board of directors to unilaterally amend the merger agreement. Furthermore, the EBC board of directors believes the new EBC shareholder vote on the merger will help ensure that all EBC shareholders receive adequate disclosure and time to consider the merger.
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/prospectus to EBC shareholders.
Access to Information
      During the period prior to the closing, each of EBC and Coconut Palm has agreed to give the other, its counsel, accountants and other representatives, reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, books, records and personnel of the other to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the other, as such party may reasonably request.
Coconut Palm Due Diligence Investigation
      Pursuant to the terms of the merger agreement, Coconut Palm was required to complete its due diligence investigation of EBC within four weeks of the date of the merger agreement. By the terms of the first amendment to the merger agreement, this due diligence period was extended to five weeks from the date of the merger agreement. In the event that Coconut Palm’s due diligence review was not satisfactory, in its sole discretion, Coconut Palm was entitled to terminate the merger agreement by written notice to EBC prior to the end of such due diligence period. By letter dated May 12, 2006, Robert Farenhem, as Vice President and Secretary of Coconut Palm, notified EBC that Coconut Palm would proceed to consummate the merger subject to EBC making certain revisions to its disclosure schedules as referenced in the merger agreement and the satisfaction of all other conditions. EBC has agreed to make the requested revisions.

Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement.
      On September 14, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the second amendment to the merger agreement, providing for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in EBC’s maximum indebtedness to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007. The second amendment to the merger agreement is attached as “Annex A-3.”
      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
      On January 18, 2007, Royal Palm agreed to waive the $300,000 advisory fee it was to receive under the merger agreement in connection with services performed for the merger.
     New Vote by EBC Shareholders
      On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for the merger, settlement agreement and election of two directors. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders voted in favor of the merger and related matters, as required under Arkansas law. Following the vote on the merger and related matters by the EBC shareholders, a lawsuit was filed against EBC and its directors and the merger agreement was materially amended on September 14, 2006 (described on the following page). In response to the EBC shareholder lawsuit, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement and the settlement agreement. The initial vote at the June 15, 2006 annual meeting, including any proxy delivered therewith, has been abandoned and will not be counted, or utilized in any way, in connection with the merger and under general Arkansas corporate law principles the vote to be taken at the new upcoming special meeting of EBC shareholders will be a new vote, superseding and replacing the vote taken at the June 15, 2006 annual meeting of EBC shareholders, except that the affirmative vote re-electing Mr. Luken and Mr. Becker to EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker, as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes Arkansas law requires it to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation and extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007. Under Arkansas general corporate law principles, shareholders must be provided with all information a shareholder would reasonably consider material in its investment decision in connection with the merger vote, and to that end the EBC board of directors has deemed it advisable to disclose to the EBC shareholders the current status of a shareholder lawsuit challenging the merger. Also under Arkansas corporate law, the material amendment to a material agreement of the transaction, such as occurred with the second amendment of the merger agreement increasing the number of directors of the combined company’s board of directors, among other changes, created a material change to a material agreement, and to that end, EBC believes it is required to provide EBC shareholders with the opportunity to consider and vote on the amended merger agreement. Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. Based on the material amendments to the merger agreement, EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement, which revote is permitted to replace and supercede the June 15, 2006 vote. In addition, Arkansas law generally requires that each party to a contract consent to any amendments or modifications to that agreement. The affirmative vote of EBC’s shareholders on the merger proposal on June 15, 2006 did not specifically authorize EBC’s board of directors to unilaterally amend the merger agreement. Furthermore, the EBC board of directors believes the new EBC shareholder vote on the merger will help ensure that all EBC shareholders receive adequate disclosure and time to consider the merger. The board of directors of EBC relied, in large part, on the advice of its Arkansas based counsel with respect to matters under Arkansas law and the board reached the decisions on how to proceed with the new vote based on such guidance as well as factors it determined important to proceed with the merger. See page 86 “EBC’s Reasons for Merger and Recommendation of the EBC Board.”
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media, which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer by Coconut Palm of its securities in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” However, Coconut Palm believes that there has been no material violation of Section 5 resulting in any damages to EBC shareholders, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, providing nearly six months from the time the EBC shareholder vote on the merger was abandoned on or about September 14, 2006; the EBC shareholders will base their new vote on the merger on updated information contained in this Proxy/Registration Statement; and Coconut Palm and EBC will rely solely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material exposure or liability relating to Section 5 described above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm.”
Significant Differences Between the Corporation Laws of Arkansas and Delaware
      The following provides a summary of major substantive differences between the corporation laws of Arkansas and Delaware. It is not an exhaustive description of all differences between the two states’ laws.

Arkansas Constitutional Provisions Requiring Shareholder Approval of Certain Actions
      Article 12, Section 8 of the Arkansas Constitution provides that the stock and bonded indebtedness of a corporation shall not be increased without the consent of the persons holding the larger amount in value of stock, which consent must be obtained at a meeting where notice of such meeting has been provided not less than 60 days in advance of such meeting. The Delaware Constitution does not have an analogous provision.

end of the original due diligence period. In connection with receipt of the fairness opinion the Coconut Palm board of directors again concluded that the merger was fair from a financial point of view to the stockholders of Coconut Palm and elected to proceed with the merger under the terms and conditions of the merger agreement. Such fairness opinion is attached hereto as Annex E-1.
      On June 14, 2006, Sanders Morris Harris delivered its opinion to EBC’s board of directors that the consideration to be paid by coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of Class A common stock. Such opinion is attached hereto as Annex E-2.
      On June 15, at the annual meeting of EBC shareholders, the shareholders approved the merger. However, in response to the lawsuit initiated by an EBC shareholder disclosed above, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement. The vote taken at the special meeting will supersede the vote taken at the June 15, 2006 annual meeting.
      The merger agreement was amended again on September 14, 2006 to (i) increase the number of members of the combined company’s board of directors from seven to nine, (ii) extend the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) increase EBC’s maximum indebtedness from $74 million to $84 million to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board
      The Coconut Palm board of directors has concluded that the merger with EBC is in the best interests of Coconut Palm’s stockholders.
      Each member of Coconut Palm’s board of directors is currently a partner or officer at a private equity or investment holding company and evaluations businesses generally or performs business valuations specifically on a regular basis in their positions with their respective organizations. In arriving at its determination to approve the merger agreement with EBC, the board of directors of Coconut Palm relied on information (including financial information) relating to EBC, the regulatory environment, the industry dynamics, the reports of several outside due diligence consultants and their experience in building, managing and financing broadcasting companies.
      During the due diligence process Coconut Palm’s board of directors also discussed the option of obtaining a fairness opinion of the proposed merger between Coconut Palm and EBC. The board of directors decided not to obtain such an opinion before signing the merger agreement based on the fact that Coconut Palm had the ability to continue, and did continue, to conduct due diligence on EBC for ultimately five weeks beyond the signing of the merger agreement. As a condition to Coconut Palm’s obligation to close the merger, the merger agreement provides that Coconut Palm would obtain an opinion from its financial advisor as to the fairness of the merger. On May 19, 2006, the board of directors of Coconut Palm obtained a fairness opinion, as discussed below.
      The Coconut Palm board of directors also confirmed that the merger with EBC would satisfy the conditions for a merger candidate as set forth in its final prospectus for its initial public offering filed with the SEC on September 9, 2005, including the requirement that EBC’s fair market value as the target business would equal at least 80% of Coconut Palm’s net assets. The fair market value of EBC was determined first independently by the Board based on a variety of factors generally accepted by the financial community in valuing companies including a comparative company analysis in which the Board analyzed sales and offers of other TV stations.
      The Board analyzed publicly traded comparable companies as part of their analysis. Given EBC’s focus on the US Hispanic market, the Board reviewed all public companies whose activities are primarily focused on the Hispanic media sector. The comparables were Univision, Grupo Televisa, Entravision and Spanish Broadcasting. Projected EBITDA (earnings before interest, taxes, appreciation and amortization) multiples for this group ranged from 12.8x to 28.0x (based on a third-party research report dated April 2006). The Board determined that comparability between EBC and the peer group was limited given the comparables were profitable and much larger entities than EBC. Nonetheless, the Board believed that because the peer group focused on the United States Hispanic media sector, the peer group served as an acceptable point of reference from which to begin to calculate EBC’s fair market value. Given EBC’s smaller size, lack of profitability and earlier stage of operations compared to the above peer group, the Board believed that a projected 12x EBITDA multiple was fair multiple for a business such as EBC.
      The Board then reviewed a discounted cash flow analysis based on EBC’s projected performance and used an exit EBITDA multiple of 12x derived from the publicly traded comparables set forth in the prior paragraph. Based on this analysis and assuming an average of various hold periods, the Board believed the EBC’s equity value was approximately $325 million. Based on a share price of $5.81, the last trading day prior to the execution of the merger agreement, the implied equity value of EBC was $205.3 million. Therefore, the Board believed that the purchase price was 63% of the equity value.
      The Board also evaluated comparable transactions for discounts to comparative prices paid for Spanish-language media platforms including Univision’s 2000 acquisition of USA Networks television station assets at a 35% discount. Coconut Palm based its evaluation in part upon information provided by Morgan Joseph at the request of Coconut Palm regarding Univision’s December 2000 acquisition of stations from USA Networks for $1.1 billion in cash. The information provided by Morgan Joseph (a third-party research report regarding the Univision/ USA Networks transaction) indicated an approximately 35% discount as compared to the value for USA Networks estimated in the report. The stations had negative cash-flow and was the tenth largest television broadcast group in the nation. Subsequently, in October 2001 NBC became the first major U.S. network to add a Spanish-language broadcast platform when it acquired Telemundo Communications Group broadcast platform for an approximately $2.0 billion purchase price. These companies were selected based on their comparability as platforms of broadcast assets acquired to enter into the Spanish language media industry that offer critical mass and therefore scarcity value in terms of the acquirers’ the ability to enter into the industry.
      Coconut Palm also considered a comparative bid analysis where the Board analyzed another detailed offer from another similarly capitalized special purpose acquisition company for EBC which ultimately formed the basis for Coconut Palm’s offer. Specifically, the details behind this comparative bid analysis involved financial, accounting and legal analysis of the offer following discussions with EBC management that set parameters for valuation. Specifically, EBC had discussions with another similarly capitalized special purpose acquisition company that served as the basis for the valuation, and respective components of cash, stock, and assumed debt set forth in the comparative bid was equal to the proposed purchase price that Coconut Palm offered and ultimately agreed to. Coconut Palm completed due diligence evaluating the comparative bid by having discussions with representatives of EBC and Univision to determine the specific components of the comparative bid. The components of the comparative bid were equal to the components of the purchase price that Coconut Palm arrived at, with the majority of the purchase price consideration being in the form of stock that would be issued to the shareholders of EBC, and the majority of Coconut Palm’s cash held in trust to be used to fund the growth of the business and potential future acquisitions following the close (one variance in the comparative bid was that in Coconut Palm’s structure, Univision would remain a 7-8% owner of the company on a go-forward basis, the majority of this interest being in the form of preferred stock). In conducting its analysis,Coconut Palm also compared the proposed structure to other potential structures (i.e. versus traditional leveraged buyout structures that Coconut Palm considered with a significant cash component) through financial modeling analysis of the potential dilution of a transaction structured with a majority stock component and $25 million in cash to pay down part of Univision’s preferred stock interest. Finally, Coconut Palm conducted a qualitative evaluation of its ability to recruit seasoned executives in the Spanish-language media sector to create further shareholder value versus its ability to do so with other targets in other industries it evaluated.
      Coconut Palm also performed a company specific analysis where the Board reviewed the actual and potential sales but also the number of licensed TV stations, the markets in which the TV stations were located, the affiliation with Univision, and opportunities for growth both from the existing stations and in light of the growing Hispanic market in which EBC had established a leading market presence. Specifically, these analyses involved a coverage and population analysis in addition to determining values for affiliation agreements in markets in which the company operates. In completing these analyses, the Board sought input from its advisors including without limitation Morgan Joseph, though no formal opinions were obtained from such advisors as to the analyses conducted by the Board. The Board concluded that based on its analyses that EBC’s fair market value as the target business would equal at least 80% of Coconut Palm’s net assets and the purchase price was fair from a financial point of view.
      The Coconut Palm board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Coconut Palm board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors.
      The Coconut Palm board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the merger agreement, and its related terms, with EBC. Each member of Coconut Palm’s board of directors is currently a partner or officer at a private equity or investment holding company or experienced executive of public companies and performs business valuations on a regular basis in their positions with their respective organizations. In arriving at its determination to approve the merger agreement with EBC and its terms, including the purchase price, the board of directors of Coconut Palm relied on an analysis and/or review of a number of factors, including, but not limited to:

•	EBC’s financial condition and results of operations;

•	EBC’s growth potential;

•	experience and skills of management and availability of additional personnel,

•	EBC’s competitive position;

•	barriers to entry;

•	proprietary features and degree of intellectual property or other protection of the services;

•	the regulatory environment for EBC;

•	the valuation of comparable companies;

•	the valuation of comparable merger/acquisition transactions;

•	EBC’s industry dynamics, including the competitive landscape;

•	demographic trends which match nicely with EBC’s target market and the market size;

•	favorable long-term growth prospects;

•	ability to extract profitability from the business;

•	effect of technological developments in the industry;

•	the reports of several outside due diligence consultants retained by Coconut Palm;

•	research reports published by third-parties on the markets and/or companies similar to EBC;

•	future capital requirements;

•	costs associated with effecting the business transaction;

•	the significantly stronger balance sheet reflected in the proposed pro forma capital structure of a combined Coconut Palm/ EBC post-merger afforded EBC the ability to consider alternative growth strategies that might not otherwise be available to EBC without a substantial capital infusion; and

•	management’s experience in building, managing and financing growth companies, including various relationships or strategies that Coconut Palm could bring to bear with EBC to potentially accelerate growth, enter new markets, increase market share, improve profitability and trade at premium multiples relative to its peer group going forward.

      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer by Coconut Palm of its securities possibly in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” Coconut Palm believes that there has been no violation of Section 5 resulting in any material exposure to Coconut Palm, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, provided nearly 6 months from the time the EBC shareholder vote on the merger was abandoned around September 14, 2006; the EBC shareholders will base their investment decision on the merger on updated information contained in this Registration Statement; and Coconut Palm and EBC will only rely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material exposure or liability relating to Section 5 described above.
Off-Balance Sheet Arrangements
      Coconut Palm has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. Coconut Palm has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

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